Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the rights and preferences of the capital stock of Clene Inc. (the “Company,” “we,” “us,” or “our”). While we believe that the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you. We encourage you to read carefully our Annual Report on Form 10-K (the “Annual Report”), certificates of designation relating to the securities, as applicable, our amended and restated certificate of incorporation (the “certificate of incorporation”) and amended and restated bylaws (the “bylaws”) and the other documents we refer to for a more complete understanding of our capital stock. Copies of our certificate of incorporation and bylaws are incorporated by reference as exhibits to our Annual Report.

General

We are governed by the certificate of incorporation, as amended and restated from time to time, and the Delaware General Corporation Law (“DGCL”), and the common law of the state of Delaware. The following summary of certain provisions of our securities does not purport to be complete and is subject to our amended and restated certificate of incorporation, our amended and restated bylaws and the provisions of the DGCL. Copies of our amended and restated certificate of incorporation or our amended and restated bylaws are attached to our Annual Report as Exhibits 3.1 and 3.2, respectively.

Our amended and restated certificate of incorporation authorizes a total number of shares of all classes of stock of 301,000,000 shares, consisting of (i) 300,000,000 shares of common stock, par value $0.0001 per share, and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Our common stock is listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “CLNN.” The holders of our common stock are entitled to one vote for each share held on all matters to be voted on by shareholders and do not have cumulative voting rights. The holders of our common stock are entitled to receive dividends, if and when declared by our Board of Directors (“Board”) out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over our common stock. Holders of our common stock have no preemptive or other subscription rights. Our Board is classified.

Preferred Stock

Our preferred stock is currently undesignated and no shares of preferred stock are outstanding. The Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of preferred stock could have the effect of decreasing the trading price of common stock, restricting dividends on our capital stock, diluting the voting power of the common stock, impairing the liquidation rights of our capital stock or delaying or preventing a change in control of us. There is no restriction on the repurchase or redemption of shares by us while there is any arrearage in the payment of dividends or sinking fund installments.

Warrants

As of the date of our Annual Report, we had warrants outstanding that were exercisable into a total of 105,432,083 shares of common stock, as outlined below.

Public Warrants

The warrants originally issued by Tottenham Acquisition I Limited (“Tottenham”) are listed on Nasdaq under the symbol “CLNNW” (the “Public Warrants”). Each Public Warrant entitles the holder thereof to purchase one-half (1/2) of one share of our common stock at a price of $11.50 per full share. We will not issue fractional shares. As a result, a Public Warrant holder must exercise warrants in multiples of two, at a price of $11.50 per full share, subject to adjustment, to validly exercise the warrants. The Public Warrants became exercisable upon the completion of the business combination with Tottenham (the “Reverse Recapitalization”) and will expire on December 30, 2025. As of the date of our Annual Report, we had 4,815,000 Public Warrants outstanding exercisable into 2,407,500 shares of common stock. The Public Warrants are currently exercisable.

We may redeem the outstanding Public Warrants (excluding the private warrants that are part of the private units), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable;

●	upon a minimum of 30 days’ prior written notice of redemption;

●

if, and only if, the last sales price of our common stock equals or exceeds $16.50 per share for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption; and

●

if, and only if, (i) there is a current registration statement in effect with respect to our common stock underlying the warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption or (ii) the warrants may be exercised on a cashless basis as set forth in the Warrant Agreement and such cashless exercise is exempt from registration under the Securities Act.

If the foregoing conditions are satisfied and we issue a notice of redemption, each warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of our common stock may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

If we call the Public Warrants for redemption as described above, our management will have the option to require all warrant holders that wish to exercise the warrants to do so on a “cashless” basis. In such event, each warrant holder would pay the exercise price by surrendering the whole warrant for that number of shares of our common stock equal to the quotient obtained by dividing (x) the product of the number of our common stock underlying the warrants, multiplied by the difference between the exercise price of our warrants and the “fair market value” (as defined below) by (y) the fair market value. The “fair market value” means the average reported last sale price of our common stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the warrant holders. Whether we will exercise the option to require all warrant holders to exercise their warrants on a “cashless basis” will depend on a variety of factors, including the price of our common stock at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

Option Warrants

In July 2021, Chardan Capital Markets, LLC (“Chardan”) exercised a unit purchase option originally issued in connection with Tottenham’s initial public offering in August 2018 for 220,000 units, each unit consisting of one and one-tenth shares of common stock and one warrant to purchase one-half of one share of common stock at an exercise price of $11.50 per share. Chardan elected to perform a cashless or net exercise, which resulted in a net issuance of 49,166 warrants to purchase one-half of one share of common stock (the “Option Warrants”). The Option Warrants became exercisable upon issuance and are subject to the same expiration and redemption terms as the Public Warrants. As of the date of our Annual Report, the Option Warrants are exercisable into 24,583 shares of common stock at a price of $11.50 per share.

Avenue Warrant

In June 2023, we issued a warrant (the “New Avenue Warrant”) in connection with an amendment to a loan agreement by and among the Company and our wholly owned subsidiary, Clene Nanomedicine, Inc., and Avenue Venture Opportunities Fund, L.P. (“Avenue”), a Delaware limited partnership within the Avenue Capital Group, and its affiliates. The New Avenue Warrant became exercisable upon issuance and expires on June 30, 2028. Avenue may exercise the New Avenue Warrant for cash or on a net or “cashless” basis. In the event of a change of control of the Company, the New Avenue Warrant shall be automatically exchanged for the number of shares of our common stock which remain exercisable thereunder immediately prior to the change of control transaction, for no payment or consideration from Avenue for such shares, and the New Avenue Warrant shall be terminated. As of the date of our Annual Report, the New Avenue Warrant is exercisable into 3,000,000 shares of our common stock at a price of $0.80 per share.

Tranche A Warrants & Tranche B Warrants

In June 2023, pursuant to an underwritten public equity offering, we sold units each consisting of (i) one share of our common stock, (ii) one warrant to purchase one share of our common stock at an exercise price of $1.10 per share (the “Tranche A Warrants”), and (iii) one warrant to purchase one share of our common stock at an exercise price of $1.50 per share (the “Tranche B Warrants”). The Tranche A Warrants were exercisable immediately and will expire on the earlier of (i) sixty (60) days following the date of our public announcement that the filing of a New Drug Application (“NDA”) for CNM-Au8 has been accepted by the U.S. Food and Drug Administration (“FDA”), or (ii) June 16, 2026. The Tranche B Warrants were exercisable immediately and will expire on the earlier of (i) sixty (60) days following the date of our public announcement that an NDA for CNM-Au8 has been approved by the FDA, or (ii) June 16, 2030. If we enter into or become party to a fundamental transaction (which generally includes a merger of the Company with or into another entity; the sale, lease, license, or transfer of all or substantially all of our assets; tender or exchange offers; or reclassification, reorganization, or recapitalization of our common stock), then (i) we or our successor entity shall purchase all outstanding Tranche A Warrants by paying the holders cash in an amount equal to the Black-Scholes value of the remaining unexercised portion of each Tranche A Warrant, and (ii) upon any subsequent exercise of a Tranche B Warrant, the holder shall be entitled to receive, at the option of the holder, the number of shares of our common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such fundamental transaction by a holder of the number of shares of our common stock for which the warrant is exercisable immediately prior to such fundamental transaction. As of the date of our Annual Report, we had 50,000,000 Tranche A Warrants outstanding and 50,000,000 Tranche B Warrants outstanding.

Dividends

We currently intend to retain all available funds and any future earnings to fund the growth and development of our business. We have never declared or paid any cash dividends on our capital stock. We do not intend to pay cash dividends to our shareholders in the foreseeable future. Our ability to declare dividends is limited by the terms of financing or other agreements that we have entered into. Future debt or other financing arrangements also may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Investors should not purchase our common stock with the expectation of receiving cash dividends.

Any future determination to declare dividends will be made at the discretion of our Board and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our Board may deem relevant.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 48 Wall Street, Floor 23, New York, NY 10005.